EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended March 31,		Nine Months Ended March 31,
	2010	2009	2010	2009

Basic Earnings Per Share

Net earnings	$891,000	$483,000	$2,293,000	$1,004,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,889,000	7,643,000	7,819,000	7,648,000

Basic Earnings Per Share	$0.11	$0.06	$0.29	$0.13

Diluted Earnings Per Share

Net earnings	$891,000	$483,000	$2,293,000	$1,004,000

Weighted-average Common Shares:

Basic Shares Outstanding	7,889,000	7,643,000	7,819,000	7,648,000

Stock Options	30,000	31,000	25,000	43,000

Restricted Stock	65,000	269,000	83,000	281,000

Diluted Shares Outstanding	7,984,000	7,943,000	7,927,000	7,972,000

Diluted Earnings Per Share	$0.11	$0.06	$0.29	$0.13